IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities [redacted] professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangzh ted, you should at once hand this circular, together with the enclosed chaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

TERMINATION OF EXISTING SHARE OPTION SCHEMES, ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY AND PROPOSED NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

A letter from the board of directors of Guangzhou Investment Company Limited is set out on pages 4 to 7 of this circular.

A notice convening the extraordinary general meeting of Guangzhou Investment Company Limited to be held on 26th June, 2002 at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), is set out on pages 27 and 28 of this circular. Whether or not you are able to attend such a meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the share registrar of Guangzhou Investment Company Limited, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight (48) hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

5th June, 2002

CONTENTS

In this document, the following expressions shall have the following meanings unless the context requires otherwise:

"Adoption Date"	26th June, 2002 (the date on which the New Scheme is conditionally adopted by resolution of the Shareholders in extraordinary general meeting)
"Annual General Meeting"	the annual general meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 26th June, 2002 at 9:30 a.m.
"Articles"	the articles of association of the Company
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day on which the Stock Exchange is open for the business of dealing in securities
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended from time to time
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and Singapore Exchange Securities Trading Limited
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Existing Schemes"	the two existing share option schemes of the Company (1) adopted on 21st November, 1992 and expiring on the business day preceding 21st November, 2002; and (2) adopted on 23rd June, 1998 and expiring on the business day preceding 23rd June, 2008
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 26th June, 2002 at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), notice of which is set out on pages 27 and 28 of this circular, to consider and, if thought fit, to approve the resolutions relating to the termination of the Existing Schemes and the adoption of the New Scheme and the Subsidiary Scheme

"Grant Date"	the date (which shall be a Business Day) on which the grant of an Option is made to (and subject to acceptance by) a Participant
"Grantee"	any Participant who accepts the grant of any Option in accordance with the terms of the New Scheme or (where the context so permits) a person entitled under the New Scheme to exercise any such Option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries
"GZT"	GZI Transport Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange, being a subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars
"Latest Practicable Date"	4th June, 2002, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time
"New Scheme"	the share option scheme proposed to be adopted at the Extraordinary General Meeting, the principal terms of which are summarised in Appendix I to this circular
"Option"	an option to subscribe for Shares granted to (and subject to acceptance by) a Participant of the New Scheme
"Option Period"	a period to be notified by the Board to the Grantee at the time of the grant of an Option, such period to commence on the Grant Date or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed ten (10) years from the Grant Date, subject to certain provisions of the New Scheme as summarised in paragraphs (h), (i), (j) and (l) of Appendix I to this circular

"Participant"	any person being an employee, officer, agent, consultant or representative of Yue Xiu, the Company or any Subsidiary, including any executive or non-executive director of Yue Xiu, the Company or any Subsidiary, who satisfies the selection criteria summarised in paragraph (b) of Appendix I to this circular
"Scheme Period"	the period of ten years commencing on the Adoption Date
"Shareholders"	the shareholders of the Company
"Shares"	ordinary shares of HK$0.10 each (or of such other nominal amount as shall result from a sub-division or a consolidation of such shares from time to time) in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance) of Yue Xiu, the Company or GZT, as the case may be, whether incorporated in Hong Kong or elsewhere;
"Subsidiary Scheme"	the new share option scheme of GZT, the principal terms of which are summarised in Appendix II to this circular
"Substantial Shareholder(s)"	has the meaning ascribed thereto in the Listing Rules
"Yue Xiu"	Yue Xiu Enterprises (Holding) Limited, a company incorporated under the laws of Hong Kong, which is a substantial shareholder of the Company

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Executive Directors:
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung

Independent Non-Executive Directors:
Yu Lup Fat Joseph
Lee Ka Lun

5th June, 2002

To the Shareholders

Dear Sir or Madam,

TERMINATION OF EXISTING SHARE OPTION SCHEMES, ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY AND PROPOSED NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

INTRODUCTION

The Board proposes to seek approval of the Shareholders for the termination of the Existing Schemes and the adoption of the New Scheme. The Board also proposes to seek the approval of the Shareholders for the adoption of the proposed Subsidiary Scheme.

The purpose of this circular is to provide you with further information in relation to the above proposals and to convene the Extraordinary General Meeting to be held on 26th June, 2002 to consider and, if thought fit, approve the termination of the Existing Schemes and the adoption of the New Scheme and the Subsidiary Scheme.

SHARE OPTION SCHEME OF THE COMPANY

The New Scheme

The Existing Schemes are not in full compliance with the amended Chapter 17 of the Listing Rules. Therefore, in order to comply with the amended Chapter 17 of the Listing Rules, the Board proposes that the Existing Schemes be terminated and the New Scheme be adopted. A summary of the principal terms of the New Scheme is set out in Appendix I to this circular. Upon termination of the Existing Schemes, no further share options will be granted thereunder but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the Existing Schemes which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

The Existing Schemes

As at the Latest Practicable Date, the Company had granted share options in respect of 331,244,000 Shares pursuant to the Existing Schemes, of which 121,248,000 have lapsed, 67,092,000 have been exercised and the balance of 142,904,000 remained outstanding. No Options have been granted under the Existing Schemes since the amendment of Chapter 17 of the Listing Rules becoming effective. Except for the Existing Schemes, the Company has not adopted any other share option schemes.

Reasons for adopting the New Scheme

The purpose of the New Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. To ensure that this purpose is achieved, the rules of the New Scheme provide that the Board will grant Options only to Participants who have made valuable contribution to the business of the Group.

On the basis of 4,010,363,667 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company on or before the date of the Extraordinary General Meeting, the Company may initially grant Options representing 401,036,366 Shares under the New Scheme (i.e. 10 per cent. of the Shares of the Company in issue as at the date of the Extraordinary General Meeting).

Although the rules of the New Scheme provide that the New Scheme is not subject to any performance target and does not prescribe any specific minimum period for which an Option must be held before it can be exercised, with the exception set out in paragraph (f) in Appendix I to this circular, the Board believes that the ability for the Board to prescribe at its discretion a minimum period for which the Option must be held before it can be exercised and the requirement for a

minimum subscription price (which is summarised in paragraph (d) in Appendix I to this circular) as well as the selection criteria prescribed by the rules (which are summarised in paragraph (b) in Appendix I to this circular) of the New Scheme will serve to protect the value of the Shares as well as to achieve the purpose of the New Scheme. No trustees will be appointed under the New Scheme.

Valuation of Share Options

The Board considers that it is not appropriate to state the value of all Options that can be granted under the New Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the Option value have not been determined. Such variables include the exercise price, exercise period, vesting period (if any) and other relevant factors. The Board believes that any calculation of the value of any Option which might have been granted on the Latest Practicable Date would be based on a number of speculative assumptions and therefore not only would such calculation not be meaningful or representative, but it could also potentially be misleading to the Shareholders.

Listing Rules

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the new Shares which may fall to be issued pursuant to the exercise of the subscription rights under the Options that may be granted under the New Scheme.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Extraordinary General Meeting in respect of the resolution relating to the adoption of the New Scheme on the business day following the date of the Extraordinary General Meeting.

The Company will comply with the relevant Listing Rules from time to time in force in respect of the New Scheme and any other share option scheme(s) of the Company or any of its subsidiaries.

Copies of the rules of the New Scheme and the rules of the Subsidiary Scheme will be available for inspection at the registered office of the Company at 24th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong during normal business hours from the date of this circular up to and including the date of the Extraordinary General Meeting. Copies of the rules of the New Scheme and the rules of the Subsidiary Scheme will also be available for inspection at the Extraordinary General Meeting.

DETAILS OF THE EXTRAORDINARY GENERAL MEETING

Notice of the Extraordinary General Meeting is set out on pages 27 and 28 of this circular and a proxy form for use at the Extraordinary General Meeting is enclosed for your attention. If you are not able to attend the Extraordinary General Meeting, you are requested to complete and return the form of proxy to the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight (48) hours before the time of the Extraordinary General Meeting, or any adjournment thereof.

PROPOSED NEW SHARE OPTION SCHEME OF THE SUBSIDIARY

In recognition of the significant contribution of, and as an attempt to create further incentives to, the participants of the Subsidiary Scheme to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group, GZT intends to establish the Subsidiary Scheme under which options to subscribe for shares in the share capital of the GZT may be granted to any person being an employee, officer, agent, consultant or representative of the Company, Yue Xiu, GZT or any Subsidiary, including any executive or non-executive director of the Company, Yue Xiu, GZT or any Subsidiary, from time to time. The Directors propose to seek Shareholder's approval for the adoption of the Subsidiary Scheme by GZT at the Extraordinary General Meeting. A summary of the principal terms of the proposed Subsidiary Scheme is set out in Appendix II to this circular.

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors consider that the termination of the Existing Schemes and the adoption of the New Scheme and the approval of the adoption of the Subsidiary Scheme by GZT are in the best interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting.

Yours faithfully
For and on behalf of the Board
Liu Jinxiang
Chairman

NEW SHARE OPTION SCHEME OF GUANGZHOU INVESTMENT COMPANY LIMITED

The following is a summary of the principal terms of the New Scheme proposed to be approved and adopted at the Extraordinary General Meeting:

(a) **Purpose**

The purpose of the New Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group.

(b) **Who may join**

The Board may grant Options at a price calculated in accordance with paragraph (d) below to any Participant who, in the absolute discretion of the Board, has made valuable contribution to the business of the Group based on his performance and/or years of service, or is regarded as valuable human resources of the Group based on his work experience, knowledge in the industry and other relevant factors.

The New Scheme further provides that no grants of Options shall be made except to such number of Participants and in such circumstances that the Company will not be required under applicable securities laws and regulations to issue a prospectus or other offer document in respect thereof, and will not result in the breach by the Company or the Directors of any applicable securities laws and regulations or in any filing or other requirements arising.

(c) **Payment on acceptance of Option offer**

HK$10.00 in cash is payable by the Grantee of the Option to the Company on acceptance of the offer.

(d) **Subscription Price**

The subscription price for the Shares in relation to the Options to be granted under the New Scheme will be a price determined by the Board and notified to each Participant on the Grant Date (subject to acceptance by the Participant) and will be at least the highest of: (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the Grant Date, which must be a Business Day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 5 Business Days immediately preceding the Grant Date; and (c) the nominal value of the Shares.

(e) **Maximum number of Shares subject to the New Scheme**

The total number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Scheme and any other schemes of the Company and/or its subsidiaries must not exceed 30 per cent. of the number of Shares in issue from time to time. No Options may be granted if such grant would result in the 30-per cent. limit being exceeded.

In addition, subject to the aforementioned 30-per cent. limit, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Scheme and any other share option scheme(s) of the Company and/or the Subsidiary must not in aggregate exceed 10 per cent. of the number of Shares in issue as at the date of approval of the New Scheme (the "10% Limit"). Options lapsed in accordance with the terms of the New Scheme or any other share option scheme(s) of the Company and/or the Subsidiary shall not be counted for the purpose of calculating the 10% Limit. The Company may seek approval from its Shareholders in general meeting to refresh the 10% Limit at any time in accordance with the provisions of the Listing Rules, provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Scheme and any other share option scheme(s) of the Company and/or the Subsidiary under the limit as refreshed must not exceed 10 per cent. of the number of Shares in issue as at the date of approval of the mandate with respect to the refresher (the "Refreshed Limit"). Options previously granted to (and subject to acceptance by) a Participant under the New Scheme and/or any other share option scheme(s) of the Company and/or its subsidiary (including those exercised, outstanding, cancelled or lapsed in accordance with the New Scheme or such other schemes) shall not be counted for the purpose of calculating the Refreshed Limit.

The Company may also seek separate approval from the Shareholders in general meeting for granting Options beyond the 10% Limit, or as the case may be, the Refreshed Limit. Accordingly, if the prior approval of the Shareholders in general meeting is obtained in accordance with the relevant procedural requirements of the Listing Rules, the Board may grant Options to such Participants in respect of such number of Shares and on such terms as may be specified in the said Shareholders' approval.

If any grant of Options is proposed to be made to a Participant which, if accepted and exercised in full, would result in such Participant becoming entitled to subscribe for such number of Shares as would, when aggregated with the total number of Shares already issued and which may fall to be issued upon the exercise of such Options proposed to be granted and all Options already granted (including Options exercised, cancelled and outstanding) under the New Scheme and any other share option scheme(s) of the Company and/or its subsidiary within the 12-month period immediately preceding the proposed date of grant of such Options, exceed 1 per cent. of the number of Shares in issue as at the proposed date of grant, then such grant of Options must first be approved by the Shareholders in general meeting held in accordance with the requirements of the Listing Rules, and such Participant and his associates shall abstain from voting on the relevant resolution at such meeting.

(f) **Time of exercise of Option**

Subject as mentioned below, an Option may be exercised in accordance with the terms of the New Scheme at any time during a period to be notified by the Board to each Grantee at the time of grant of the Option, which must not be more than 10 years from the Grant Date.

A Grantee who is an employee of Yue Xiu, the Company or any Subsidiary must have been employed by Yue Xiu, the Company or any Subsidiary, as the case may be, for a continuous period of at least one year as a permanent member of their staff, before such a Grantee is entitled to exercise the Options granted to him and, for the purposes of the New Scheme and a grant of Option to an employee of Yue Xiu, the Company or any Subsidiary, the Option Period in respect of such Options shall commence from the Grant Date.

During the Option Period, save for certain exceptional situations (such as those mentioned in paragraphs (i) and (j) below), the exercise of the Options by a Grantee who is not an employee of the Yue Xiu, the Company or any Subsidiary, as the case may be, shall be limited such that during the period (i) up to the first anniversary; and (ii) up to the second anniversary, of the commencement date of the Option Period, such Grantee shall only be permitted to exercise up to (i) 30 per cent.; and (ii) 60 per cent. (inclusive of any Options exercised under (i)), respectively, of the Options granted under the relevant grant. After the second anniversary of the commencement date of the Option Period the restrictions will cease and the Grantee will be entitled to exercise up to 100 per cent. of the Options granted under the relevant grant. Where the Option Period under the relevant grant is one year or less, the above restrictions will not apply, and where the Option Period under the relevant grant is more than one year but two years or less, only the 30-per cent. restriction for the first year of the Option Period will apply and the 60-per cent. restriction for the second year of the Option Period will not apply.

In respect of a Grantee who is an employee of Yue Xiu, the Company or any Subsidiary, the same limits on the exercise of the Options as described in the immediately preceding paragraph above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Grantee of one year of continuous employment as a permanent member of the staff of Yue Xiu, the Company or any Subsidiary, as the case may be; and (b) the commencement date of the Option Period, and the date when the restrictions cease shall be modified accordingly.

The right to exercise an Option is not subject to or conditional upon the achievement of any performance targets.

(g) **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option or purport to do any of the foregoing (save that the Grantee may have the Shares to be issued on the exercise of any Option registered in the name of a nominee holding such Shares solely in trust for him or her subject to the provision of evidence in support of such trust arrangement between the Grantee and the nominee to the satisfaction of the Board upon request, failing which the Board may refuse to register the Shares on the exercise of any Option in the name of a nominee). Any breach of the foregoing shall entitle the Company to cancel any outstanding Option, or any part thereof, in favour of such Grantee.

(h) **Rights on death, ill health, injury, disability, insanity, redundancy or retirement**

If the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of Yue Xiu, the Company or any Subsidiary, as the case may be, by reason of death, ill health, injury, disability, insanity, redundancy or retirement, and none of certain events which would be a ground for termination of the employment, office, agency, consultancy or representation specified in the New Scheme (and summarised in sub-paragraph (v) of paragraph (l) below) arises, the Grantee or his legal personal representative(s) shall be entitled after commencement of the Option Period until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 6 months (or such longer period as the Board may determine) from the date of cessation, which date shall be the last actual day of employment, office, agency consultancy or representation with Yue Xiu, the Company or the relevant Subsidiary whether payment in lieu of notice is made or not (if applicable), to exercise the Option (to the extent not already exercised and up to his or her entitlement) in full or to the extent specified in the notice to exercise such Option.

(i) **Rights on takeover**

If a general offer (other than a general offer required pursuant to paragraphs 26.1(c) or 26.1(d) of the Hong Kong Code on Takeovers and Mergers, or any equivalent successor provision) to acquire Shares (whether by takeover offer, merger, privatisation proposal by scheme of arrangement between the Company and the Shareholders or otherwise in like manner) is made to all the Shareholders and such offer, having been approved in accordance with applicable laws and regulatory requirements, becomes or is declared unconditional, the Grantee of the Option (or his legal personal representatives) shall so long as the Option Period has commenced, be entitled to exercise all the Option granted (to the extent not already exercised) irrespective of the limits on the exercise of the Option described in paragraph (f) above, at any time until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 14 days after the date on which the offer becomes or is declared unconditional, after which the Option shall lapse. With respect to Grantees who are employees of Yue Xiu, the Company or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of Yue Xiu, the Company or any Subsidiary, as the case may be, for a continuous period of at least one year.

(j) **Rights on winding up**

If a notice is given by the Company to the Shareholders to convene a general meeting to consider a resolution to voluntarily wind up the Company, the Company shall forthwith after it despatches such notice to each Shareholder give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representative(s)) shall so long as the Option Period has commenced, be entitled to exercise all or any of the Options granted (to the extent not already exercised), irrespective of the limits on the exercise of the Option described in paragraph (f), at any time not later than 5 Business Days prior to the record date for ascertaining entitlements to attend and vote at the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a payment for the full amount of the aggregate subscription price

for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the record date referred to above, allot the relevant Shares to the Grantee credited as fully paid. With respect to Grantees who are employees of Yue Xiu, the Company or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of Yue Xiu, the Company or any Subsidiary, as the case may be, for a continuous period of at least one year.

(k) **Effects of alterations to capital**

Subject to the limit on the number of Shares subject to the New Scheme described in paragraph (e) above, in the event of any capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company (other than an issue of Shares as consideration in respect of a transaction) whilst an Option remains outstanding, corresponding adjustments (if any) will be made to the Option exercise price and/or the number of Shares subject to outstanding Options and to the New Scheme, provided that any such adjustments shall be made such that the proportion of the issued share capital of the Company to which an Option entitles the Grantee to subscribe after such adjustment must be the same as that to which the Option entitled the Grantee to subscribe immediately before such adjustment, but no such adjustment shall be made to the extent that a Share would be issued at less than its nominal value. In respect of any adjustment required by the foregoing provisions, other than any made on a capitalisation issue, an independent financial adviser or the auditors of the Company must also confirm to the Board in writing that the adjustments satisfy the foregoing proviso.

(l) **Lapse of Options**

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of any of the other periods referred to in paragraphs (h) or (i);

(iii) subject to paragraph (j), the earlier of the close of business on the fifth business day prior to the record date referred to in paragraph (j) or the date of commencement of the winding-up of the Company;

(iv) save as otherwise provided in paragraph (i), or by the court in relation to the scheme in question, upon the sanctioning pursuant to the Companies Ordinance by the High Court of Hong Kong of a compromise or arrangement between the Company and the Shareholders or creditors for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies;

(v) the date on which the Grantee is served a notice of termination of his employment, office, agency, consultancy or representation by Yue Xiu, the Company or any Subsidiary, as the case may be, for any reason, other than the circumstances described in paragraph (h) above, but including any one of the grounds specified in the New Scheme including misconduct, bankruptcy, insolvency, having made any arrangement or composition with his creditors and conviction of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other ground on which an employer or principal would be entitled to terminate the employment, office, agency, consultancy or representation at common law or pursuant to applicable laws or under Grantee's service contract, terms of office, or agency, consultancy, or representation agreement or arrangement with Yue Xiu, the Company or the relevant Subsidiary;

(vi) the date on which the Grantee serves a notice of termination of his employment, office, agency, consultancy or representation to Yue Xiu, the Company or the relevant Subsidiary, as the case may be, for any reason other than the circumstances described in paragraph (h) above;

(vii) the date on which the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of Yue Xiu, the Company or any Subsidiary for any reason other than the circumstances described in paragraph (h) above, if the Grantee is not yet entitled to exercise the Option by reason of the restrictions described in paragraph (f) above, and the date of cessation shall be the last actual day of employment, office, agency, consultancy or representation with Yue Xiu, the Company or the relevant Subsidiary, as the case may be, whether payment in lieu of notice is made or not (if applicable); or

(viii) the date on which the Board exercises the Company's right to cancel the Option because of a breach by the Grantee of the rules summarised in paragraph (g) above.

(m) **Ranking of Shares**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Company's Articles and will rank pari passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of the Company.

(n) **Cancellation of Options**

The Board may effect the cancellation of any outstanding Option in a manner that complies with any legal requirements for cancellation, as may be agreed with the relevant Grantee.

Where the Company cancels any Options granted but not exercised and grants new Options to the same Grantee, such grant of new Options may only be made under the New Scheme if there are available unissued Options (excluding the cancelled Options) within the limit approved by the Shareholders as referred to in paragraph (e) above.

(o) **Alteration to the New Scheme**

The terms of the New Scheme may be altered in any respect by resolution of the Board if such an alteration is not of a material nature, and except that the provisions of the New Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Participants unless with the prior sanction of a resolution of the Shareholders in general meeting.

Any alterations to the terms and conditions of the New Scheme which are of a material nature or any change to the terms of Options granted must first be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Scheme.

The amended terms of the New Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

Any change to the authority of the Board in relation to any alteration to the terms of the New Scheme must first be approved by the Shareholders in general meeting.

(p) **Termination of the New Scheme**

The Company by resolution passed at a general meeting of the Shareholders may at any time terminate the operation of the New Scheme. Upon termination of the New Scheme, no further Options will be granted thereunder but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the New Scheme which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

(q) **Period of the New Scheme**

The New Scheme shall be valid and effective for a period of ten years commencing on the Adoption Date after which period no further Options will be granted, accepted or exercised. Only those provisions of the New Scheme which are required to give effect to the outstanding Options shall continue to remain in full force and effect for such purpose.

(r) **Conditions**

The adoption of the New Scheme is conditional upon:

(i) the passing of an ordinary resolution at the Extraordinary General Meeting approving the termination of the Existing Schemes and the adoption of the New Scheme; and

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, any new Shares which may fall to be issued pursuant to the exercise of the Options that may be granted under the New Scheme.

(s) **Restrictions on the time of grant of Option**

Grant of Options may not be made to any Participant: (a) after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published in the newspapers; or (b) within the period commencing one month immediately preceding the earlier of: (i) the date of the Board meeting for the approval of the Company's interim or annual results for any financial period; and (ii) the deadline for the Company to publish its interim or annual results announcement for any financial period under the Listing Agreement, and ending on the date of the results announcement.

(t) **Grant of Options to connected persons**

Where any grant of Options is proposed to be made to a Participant who is a director, chief executive or Substantial Shareholder of the Company, or any of their respective associates, such grant must first be approved by all the independent non-executive directors of the Company, excluding any independent non-executive director who is the proposed Grantee of such Options.

If the grant of Options is to be made to a Substantial Shareholder or an independent non-executive director of the Company, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of the Options proposed to be granted and all Options already granted or to be granted (including Options exercised, cancelled and outstanding) to such person under the New Scheme and any other share option scheme(s) of the Company and/or any of its Subsidiaries in the 12-month period up to and including the proposed date of grant of the Option: (a) representing in aggregate over 0.1 per cent. (0.1%) of the Shares then in issue; and (b) having an aggregate value, based on the closing price of the Shares at the proposed date of grant of the Option, in excess of $5 million, such grant of Options must first be approved by the Shareholders in general meeting in accordance with the requirements of the Listing Rules with all the connected persons of the Company abstaining from voting (except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the document required to be issued pursuant to the Listing Rules). Any vote taken at the meeting to approve the proposed grant of such Options must be taken on a poll. In addition, any proposed change in the terms of Options granted to a Participant who is a Substantial Shareholder or an independent non-executive director of the Company, or any of their respective associates, must first be approved by the Shareholders in general meeting in the same manner as described above.

PROPOSED NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

In this Appendix, the following expressions shall have the following meanings different from the context above:

"Adoption Date"	25th June, 2002 (the date on which the Subsidiary Scheme is conditionally adopted by resolution of the Shareholders of GZT in a special general meeting)
"Board"	the board of Directors
"Companies Act"	the Companies Act 1981 of Bermuda, as amended from time to time
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended from time to time
"Director"	the Directors of GZT
"Grant Date"	the date (which shall be a Business Day) on which the grant of an Option is made to (and subject to acceptance by) a Participant
"Grantee"	any Participant who accepts the grant of any Option in accordance with the terms of the Subsidiary Scheme or (where the context so permits) a person entitled under the Subsidiary Scheme to exercise any such Option in consequence of the death of the original Grantee
"Group"	GZT and its subsidiaries
"Holding Company"	a company which is for the time being and from time to time a holding company (within the meaning of Section 2 of the Companies Ordinance or Section 86 of the Companies Act) of GZT whether incorporated in Hong Kong, Bermuda or elsewhere, and as at the Adoption Date, the Holding Company shall be Guangzhou Investment Company Limited, a company incorporated under the laws of Hong Kong with limited liability and whose shares are listed on the main board of the Stock Exchange
"Option"	an option to subscribe for Shares granted to (and subject to acceptance by) a Participant of the Subsidiary Scheme

"Option Period"	a period to be notified by the Board to the Grantee at the time of the grant of an Option, such period to commence on the Grant Date or such later date as the Board may decide and expire on the last day of the said period, which in any event shall not exceed ten (10) years from the Grant Date, subject to certain provisions of the New Scheme as summarised in paragraphs (h), (i), (j) and (l) of this Appendix
"Participant"	any person being an employee, officer, agent, consultant or representative of the Holding Company, Yue Xiu, GZT or any Subsidiary, including any executive or non-executive director of the Holding Company, Yue Xiu, GZT or any Subsidiary, who satisfies the selection criteria summarised in paragraph (b) of this Appendix
"Scheme Period"	the period of ten years commencing on the Adoption Date
"Shareholders"	the shareholder of GZT
"Shares"	ordinary shares of HK$0.10 each (or of such other nominal amount as shall result from a sub-division or a consolidation of such shares from time to time) in the capital of GZT
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance or Section 86 of the Companies Act) of the Holding Company, Yue Xiu or GZT, as the case may be, whether incorporated in Hong Kong, Bermuda or elsewhere

The following is a summary of the principal terms of the Subsidiary Scheme proposed to be approved and adopted at the Extraordinary General Meeting:

(a) **Purpose**

The purpose of the Subsidiary Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group.

(b) **Who may join**

The Board may grant Options at a price calculated in accordance with paragraph (d) below to any Participant who, in the absolute discretion of the Board, has made valuable contribution to the business of the Group based on his performance and/or years of service, or is regarded as valuable human resources of the Group based on his work experience, knowledge in the industry and other relevant factors.

The Subsidiary Scheme further provides that no grants of Options shall be made except to such number of Participants and in such circumstances that GZT will not be required under applicable securities laws and regulations to issue a prospectus or other offer document in respect thereof, and will not result in the breach by GZT or the Directors of any applicable securities laws and regulations or in any filing or other requirements arising.

(c) **Payment on acceptance of Option offer**

HK$10.00 in cash is payable by the Grantee of the Option to GZT on acceptance of the offer.

(d) **Subscription Price**

The subscription price for the Shares in relation to the Options to be granted under the Subsidiary Scheme will be a price determined by the Board and notified to each Participant on the Grant Date (subject to acceptance by the Participant) and will be at least the highest of: (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the Grant Date, which must be a Business Day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 5 Business Days immediately preceding the Grant Date; and (c) the nominal value of the Shares.

(e) **Maximum number of Shares subject to the Subsidiary Scheme**

The total number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Subsidiary Scheme and any other schemes of the Holding Company, GZT and/or its subsidiaries must not exceed 30 per cent. of the number of Shares in issue from time to time. No Options may be granted if such grant would result in the 30-per cent. limit being exceeded.

In addition, subject to the aforementioned 30-per cent. limit, the total number of Shares which may be issued upon exercise of all Options to be granted under the Subsidiary Scheme and any other share option scheme(s) of the Holding Company, GZT and/or the Subsidiary must not in aggregate exceed 10 per cent. of the number of Shares in issue as at the date of approval of the Subsidiary Scheme (the "10% Limit"). Options lapsed in accordance with the terms of the Subsidiary Scheme or any other share option scheme(s) of the Holding Company, GZT and/or its subsidiary shall not be counted for the purpose of calculating the 10% Limit. GZT may seek approval from its Shareholders in general meeting to refresh the 10% Limit at any time in accordance with the provisions of the Listing Rules, provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the Subsidiary Scheme and any other share option scheme(s) of the Holding Company, GZT and/or the Subsidiary under the limit as refreshed must not exceed 10 per cent. of the number of Shares in issue as at the date of approval of the mandate with respect to the refresher (the "Refreshed Limit"). Options previously granted to (and subject to acceptance by) a Participant under the Subsidiary Scheme and/or any other share option scheme(s) of the Holding Company, GZT and/or the Subsidiary (including those exercised, outstanding, cancelled or lapsed in accordance with the Subsidiary Scheme or such other schemes) shall not be counted for the purpose of calculating the Refreshed Limit.

GZT may also seek separate approval from the Shareholders in general meeting, and (if required under the Listing Rules) of the shareholders of the Holding Company in general meeting are obtained in accordance with the relevant procedural requirements of the Listing Rules, for granting Options beyond the 10% Limit, or as the case may be, the Refreshed Limit, in accordance with the provisions of the Listing Rules. Accordingly, if the prior approval of the Shareholders in general meeting is obtained in accordance with the relevant procedural requirements of the Listing Rules, the Board may grant Options to such Participants in respect of such number of Shares and on such terms as may be specified in the said Shareholders' approval.

If any grant of Options is proposed to be made to a Participant which, if accepted and exercised in full, would result in such Participant becoming entitled to subscribe for such number of Shares as would, when aggregated with the total number of Shares already issued and which may fall to be issued upon the exercise of such Options proposed to be granted and all Options already granted (including Options exercised, cancelled and outstanding) under the Subsidiary Scheme and any other share option scheme(s) of the Holding Company, GZT and/or its subsidiary within the 12-month period immediately preceding the proposed date of grant of such Options, exceed 1 per cent. of the number of Shares in issue as at the proposed date of grant, then such grant of Options must first be approved by the Shareholders in general meeting held in accordance with the requirements of the Listing Rules, and such Participant and his associates shall abstain from voting on the relevant resolution at such meeting.

(f) **Time of exercise of Option**

Subject as mentioned below, an Option may be exercised in accordance with the terms of the Subsidiary Scheme at any time during a period to be notified by the Board to each Grantee at the time of grant of the Option, which must not be more than 10 years from the Grant Date.

A Grantee who is an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary must have been employed by the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for a continuous period of at least one year as a permanent member of their staff, before such a Grantee is entitled to exercise the Options granted to him and, for the purposes of the Subsidiary Scheme and a grant of Option to an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary, the Option Period in respect of such Options shall commence from the Grant Date.

During the Option Period, save for certain exceptional situations (such as those mentioned in paragraphs (i) and (j) below), the exercise of the Options by a Grantee who is not an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, shall be limited such that during the period (i) up to the first anniversary; and (ii) up to the second anniversary, of the commencement date of the Option Period, such Grantee shall only be permitted to exercise up to (i) 30 per cent.; and (ii) 60 per cent. (inclusive of any Options exercised under (i)), respectively, of the Options granted under the relevant grant. After the second anniversary of the commencement date of the Option Period the restrictions will cease and the Grantee will be entitled to exercise up to 100 per cent. of the Options granted under the relevant grant. Where the Option Period under the relevant grant is one year or less, the above restrictions will not apply, and where the Option Period under the relevant grant is more than one year but two years or less, only the 30 per cent. restriction for the first year of the Option Period will apply and the 60 per cent. restriction for the second year of the Option Period will not apply.

In respect of a Grantee who is an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary, the same limits on the exercise of the Options as described in the immediately preceding paragraph above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Grantee of one year of continuous employment as a permanent member of the staff of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be; and (b) the commencement date of the Option Period, and the date when the restrictions cease shall be modified accordingly.

The right to exercise an Option is not subject to or conditional upon the achievement of any performance targets.

(g) **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option or purport to do any of the foregoing (save that the Grantee may have the Shares to be issued on the exercise of any Option registered in the name of a nominee holding such Shares solely in trust for him or her subject to the provision of evidence in support of such trust arrangement between the Grantee and the nominee to the satisfaction of the Board upon request, failing which the Board may refuse to register the Shares on the exercise of any Option in the name of a nominee). Any breach of the foregoing shall entitle GZT to cancel any outstanding Option, or any part thereof, in favour of such Grantee.

(h) **Rights on death, ill health, injury, disability, insanity, redundancy or retirement**

If the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, by reason of death, ill health, disability, injury, insanity, redundancy or retirement, and none of certain events which would be a ground for termination of the employment, office, agency, consultancy or representation specified in the Subsidiary Scheme (and summarised in sub-paragraph (v) of paragraph (l) below) arises, the Grantee or his legal personal representative(s) shall be entitled after commencement of the Option Period until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 6 months (or such longer period as the Board may determine) from the date of cessation, which date shall be the last actual day of employment, office, agency consultancy or representation with the Holding Company, Yue Xiu, GZT or the relevant Subsidiary whether payment in lieu of notice is made or not (if applicable), to exercise the Option (to the extent not already exercised and up to his or her entitlement) in full or to the extent specified in the notice to exercise such Option.

(i) **Rights on takeover**

If a general offer (other than a general offer required pursuant to paragraphs 26.1(c) or 26.1(d) of the Hong Kong Code on Takeovers and Mergers, or any equivalent successor provision) to acquire Shares (whether by takeover offer, merger, privatisation proposal by scheme of arrangement between GZT and the Shareholders or otherwise in like manner) is made to all the Shareholders and such offer, having been approved in accordance with applicable laws and regulatory requirements, becomes or is declared unconditional, the Grantee of the Option (or his legal personal representatives) shall so long as the Option Period has commenced, be entitled to exercise all the Option granted (to the extent not already exercised) irrespective of the limits on the exercise of the Option described in paragraph (f) above, at any time until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 14 days after the date on which the offer becomes or is declared unconditional, after which the Option shall lapse. With respect to Grantees who are employees of the Holding Company, Yue Xiu, GZT or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for a continuous period of at least one year.

(j) **Rights on winding up**

If a notice is given by GZT to the Shareholders to convene a general meeting to consider a resolution to voluntarily wind up GZT, GZT shall forthwith after it despatches such notice to each Shareholder give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representative(s)) shall so long as the Option Period has commenced, be entitled to exercise all or any of the Options granted (to the extent not already exercised), irrespective of the limits on the exercise of the Option described in paragraph (f), at any time not later than 5 Business Days prior to the record date for ascertaining entitlements to attend and vote at the proposed general meeting of GZT by giving notice in writing to GZT, accompanied by a payment

for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon GZT shall as soon as possible and, in any event, no later than the record date referred to above, allot the relevant Shares to the Grantee credited as fully paid. With respect to Grantees who are employees of the Holding Company, Yue Xiu, GZT or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for a continuous period of at least one year.

(k) **Effects of alterations to capital**

Subject to the limit on the number of Shares subject to the Subsidiary Scheme described in paragraph (e) above, in the event of any capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of GZT (other than an issue of Shares as consideration in respect of a transaction) whilst an Option remains outstanding, corresponding adjustments (if any) will be made to the Option exercise price and/or the number of Shares subject to outstanding Options and to the Subsidiary Scheme, provided that any such adjustments shall be made such that the proportion of the issued share capital of GZT to which an Option entitles the Grantee to subscribe after such adjustment must be the same as that to which the Option entitled the Grantee to subscribe immediately before such adjustment, but no such adjustment shall be made to the extent that a Share would be issued at less than its nominal value. In respect of any adjustment required by the foregoing provisions, other than any made on a capitalisation issue, an independent financial adviser or the auditors of GZT must also confirm to the Board in writing that the adjustments satisfy the foregoing proviso.

(l) **Lapse of Options**

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of any of the other periods referred to in paragraphs (h) or (i);

(iii) subject to paragraph (j), the earlier of the close of business on the fifth business day prior to the record date referred to in paragraph (j) or the date of commencement of the winding-up of GZT;

(iv) save as otherwise provided in paragraph (i), or by the court in relation to the scheme in question, upon the sanctioning pursuant to the Companies Act by the Supreme Court of Bermuda of a compromise or arrangement between GZT and the Shareholders or creditors for the purposes of or in connection with a scheme for the reconstruction of GZT or its amalgamation with any other company or companies;

(v) the date on which the Grantee is served a notice of termination of his employment, office, agency, consultancy or representation by the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for any reason, other than the circumstances described in paragraph (h) above, but including any one of the grounds specified in the Subsidiary Scheme including misconduct, bankruptcy, insolvency, having made any arrangement or composition with his creditors and conviction of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other ground on which an employer or principal would be entitled to terminate the employment, office, agency, consultancy or representation at common law or pursuant to applicable laws or under Grantee's service contract, terms of office, or agency, consultancy, or representation agreement or arrangement with the Holding Company, Yue Xiu, GZT or the relevant Subsidiary;

(vi) the date on which the Grantee serves a notice of termination of his employment, office, agency, consultancy or representation to the Holding Company, Yue Xiu, GZT or the relevant Subsidiary, as the case may be, for any reason other than the circumstances described in paragraph (h) above;

(vii) the date on which the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of the Holding Company, Yue Xiu, GZT or any Subsidiary for any reason other than the circumstances described in paragraph (h) above, if the Grantee is not yet entitled to exercise the Option by reason of the restrictions described in paragraph (f) above, and the date of cessation shall be the last actual day of employment, office, agency, consultancy or representation with the Holding Company, Yue Xiu, GZT or the relevant Subsidiary, as the case may be, whether payment in lieu of notice is made or not (if applicable); or

(viii) the date on which the Board exercises the GZT's right to cancel the Option because of a breach by the Grantee of the rules summarised in paragraph (g) above.

(m) **Ranking of Shares**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Bye-laws of GZT and will rank pari passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of GZT is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of GZT is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of GZT.

(n) **Cancellation of Options**

The Board may effect the cancellation of any outstanding Option in a manner that complies with any legal requirements for cancellation, as may be agreed with the relevant Grantee.

Where GZT cancels any Options granted but not exercised and grants new Options to the same Grantee, such grant of new Options may only be made under the Subsidiary Scheme if there are available unissued Options (excluding the cancelled Options) within the limit approved by the Shareholders as referred to in paragraph (e) above.

(o) **Alteration to the Subsidiary Scheme**

The terms of the Subsidiary Scheme may be altered in any respect by resolution of the Board if such an alteration is not of a material nature, and except that the provisions of the Subsidiary Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Participants unless with the prior sanction of a resolution of the Shareholders in general meeting.

Any alterations to the terms and conditions of the Subsidiary Scheme which are of a material nature or any change to the terms of Options granted must first be approved by the Shareholders in general meeting and (if required by the Listing Rules) by the shareholders of the Holding Company in general meeting, except where the alterations take effect automatically under the existing terms of the Subsidiary Scheme.

The amended terms of the Subsidiary Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

Any change to the authority of the Board in relation to any alteration to the terms of the Subsidiary Scheme must first be approved by the Shareholders in general meeting and (if required by the Listing Rules) by the shareholders of the Holding Company in general meeting.

(p) **Termination of the Subsidiary Scheme**

GZT by resolution passed at a general meeting of the Shareholders may at any time terminate the operation of the Subsidiary Scheme. Upon termination of the Subsidiary Scheme, no further Options will be granted thereunder but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the Subsidiary Scheme which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

(q) **Period of the Subsidiary Scheme**

The Subsidiary Scheme shall be valid and effective for a period of ten years commencing on the Adoption Date after which period no further Options will be granted, accepted or exercised. Only those provisions of the Subsidiary Scheme which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

(r) **Conditions**

The adoption of the Subsidiary Scheme is conditional upon:

(i) the passing of an ordinary resolution at the special general meeting of GZT to approve the termination of the existing scheme of GZT and the adoption of the Subsidiary Scheme;

(ii) the passing by the shareholders of Guangzhou Investment Company Limited in an extraordinary general meeting of an ordinary resolution to approve the adoption of the Subsidiary Scheme;

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, any new Shares which may fall to be issued pursuant to the exercise of the Options that may be granted under the Subsidiary Scheme; and

(iv) the Bermuda Monetary Authority granting consent in respect of Options, and/or the Shares which may fall to be issued pursuant to the exercise of Options under the Subsidiary Scheme (if required).

(s) **Restrictions on the time of grant of Option**

Grant of Options may not be made to any Participant: (a) after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published in the newspapers; or (b) within the period commencing one month immediately preceding the earlier of: (i) the date of the Board meeting for the approval of the interim or annual results of GZT for any financial period; and (ii) the deadline for GZT to publish its interim or annual results announcement for any financial period under the Listing Agreement, and ending on the date of the results announcement.

(t) **Grant of Options to connected persons**

Where any grant of Options is proposed to be made to a Participant who is:

(i) a director, chief executive or Substantial Shareholder of GZT, or any of their respective associates, such grant must first be approved by all the independent non-executive directors of GZT; or

(ii) a director, chief executive or Substantial Shareholder of the Holding Company, or any of their respective associates (if required by the Listing Rules) such grant must first be approved by all the independent non-executive directors of the Holding Company,

in each case, excluding any independent non-executive director who is the proposed Grantee of such Options.

If the grant of Options is to be made to a Substantial Shareholder or an independent non-executive director of GZT, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of the Options proposed to be granted and all Options already granted or to be granted (including Options exercised, cancelled and outstanding) to such person under the Subsidiary Scheme and any other share option scheme(s) of GZT and/or any of its Subsidiaries in the 12-month period up to and including the proposed date of grant of the Option: (a) representing in aggregate over 0.1 per cent. (0.1%) of the Shares then in issue; and (b) having an aggregate value, based on the closing price of the Shares at the proposed date of grant of the Option, in excess of $5 million, such grant of Options must first be approved by the Shareholders in general meeting in accordance with the requirements of the Listing Rules with all the connected persons of GZT abstaining from voting (except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the document required to be issued pursuant to the Listing Rules). Any vote taken at the meeting to approve the proposed grant of such Options must be taken on a poll. In addition, any proposed change in the terms of Options granted to a Participant who is a Substantial Shareholder or an independent non-executive director of GZT, or any of their respective associates, must first be approved by the Shareholders in general meeting in the same manner as described above.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Guangzhou Investment Company Limited (the "Company") will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 26th June, 2002 at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY

"THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, any shares of the Company which may fall to be issued pursuant to the exercise of any options under the new share option scheme of the Company (the "New Scheme"), in the form submitted to this meeting and for the purpose of identification initialed by the Chairman of this meeting and marked "A",

(1) the operation of the two existing share option schemes adopted by the Company by ordinary resolution of the shareholders of the Company on 21st November, 1992 and 23rd June, 1998, respectively (the "Existing Schemes") in the forms submitted to this meeting and for the purpose of identification initialed by the Chairman of this meeting and marked "B" and "C", be terminated and that no further options will be granted under the Existing Schemes but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the Existing Schemes which are required to give effect to the outstanding Options shall continue to remain in force for such purpose; and

(2) the rules of the New Scheme be and are hereby approved and adopted and that the directors of the Company be and they are hereby authorised to:

(i) administer the New Scheme under which the options under the New Scheme will be granted to eligible participants under the New Scheme to subscribe for shares of the Company;

(ii) modify and/or amend the rules of the New Scheme from time to time subject to the provisions of such rules;

(iii) issue and allot from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the New Scheme; and

(iv) to make application at the appropriate time to The Stock Exchange of Hong Kong Limited, and any other stock exchange upon which the shares of the Company may for the time being be listed, for the listing of, and permission to deal in, the shares of the Company which may thereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Scheme."

2. APPROVAL FOR ADOPTION OF THE NEW SHARE OPTION SCHEME BY GZI TRANSPORT LIMITED

"**THAT** the new share option scheme of GZI Transport Limited in the form submitted to this meeting and initialed by the Chairman of this meeting and marked "D" for the purposes of identification, be and is hereby approved for adoption by GZI Transport Limited and that the directors of GZI Transport Limited be and are hereby authorised to implement and administer the same and to issue and allot shares to such persons as may be allowed under and on terms therein mentioned."

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 5th June, 2002

Notes:

(1) A shareholder of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2) To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or attorney, must be deposited with the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

(3) In the case of joint holders of any share, any one of such persons may vote at the meeting either personally or by proxy in respect of such share but if more than one of such joint holders are present at the meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

(iii) 不時發行及配發因行使新計劃項下的購股權而須發行的本公司股份；及

(iv) 在適當時候向香港聯合交易所有限公司及本公司股份在當時上市的任何其他證券交易所申請批准其後不時因行使新計劃項下的購股權而須發行及配發的本公司股份上市及買賣。」

2. 批准越秀交通有限公司採納新購股權計劃

「**動議**批准越秀交通有限公司採納其新購股權計劃(按提交本大會的文本格式，其由本大會主席簽署以資識別，並註有「D」字樣)，以及授權越秀交通有限公司董事執行及管理其新購股權計劃，及根據該計劃的條款，發行及配發股份予其可容許的人士。」

承董事會命
董事長
劉錦湘

香港，二○○二年六月五日

附註：

(1) 凡有權出席上述通告召開的大會並於會上投票的本公司股東，均可委任一名或以上代表，代其出席及投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同經簽署的授權書或其他授權文件(如有)或經公證人證明的授權書或其他授權文件(如有)必須於大會或其任何續會指定舉行時間四十八小時前交回本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。

(3) 就任何股份的聯名持有人而言，任何其中一名人士可親身或委派代表就該股股份在大會上投票；惟倘超過一名該等聯名持有人親身或委派代表出席大會，則僅接納排名首位的聯名持有人的投票(不論親身或委派代表投票)，而其他聯名持有人再無權投票。就此而言，排名先後乃按照股東名冊上聯名持有人的次序而定。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立的有限公司)

茲通告越秀投資有限公司(「本公司」)將於二○○二年六月二十六日上午九時四十五分假座香港北角渣華道67-75號粵華酒店一樓(或緊隨本公司於同日，在同一地點召開的股東週年大會結束或休會後)舉行股東特別大會，藉以考慮及酌情通過下列決議案為普通決議案：

普通決議案

1. 採納本公司的新購股權計劃

「**動議**待香港聯合交易所有限公司上市委員會批准因行使本公司的新購股權計劃(「新計劃」，按提交本大會的文本格式，其由本大會主席簽署以資識別，並註有「A」字樣)項下的任何購股權而須予發行的任何本公司股份上市及買賣後，

(1) 終止本公司以其股東分別於一九九二年十一月二十一日及一九九八年六月二十三日以普通決議案採納的兩項現有購股權計劃(「現有計劃」，按提交本大會的文本格式，其由本大會主席簽署以資識別，並註有「B」及「C」字樣)，及將不會根據現有計劃進一步授出購股權，惟於終止現有計劃前授出的所有未行使購股權將繼續生效，並可根據現有計劃予以行使，而對尚未行使購股權生效所需的現有計劃條文將就此目的繼續有效；及

(2) 批准及採納新計劃的規則，及授權本公司董事：

(i) 管理新計劃，以根據新計劃向合資格參與人士授出可認購本公司股份的購股權；

(ii) 根據規則的條文，不時更改及／或修訂新計劃的規則；

(ii) 控股公司的董事、行政總裁或主要股東或彼等各自的聯繫人(倘上市規則有所規則)，則該項授出須事先獲控股公司的全體獨立非執行董事批准，

於各情況下，不包括身為該等購股權的建議承授人的任何獨立非執行董事。

倘向越秀交通主要股東或獨立非執行董事或彼等各自的聯繫人授出購股權，將導致因行使該等建議授出的購股權及根據附屬計劃及控股公司、越秀交通及／或其附屬公司的任何其他購股權計劃向該等人士授出或將予授出的所有購股權(包括已行使、已註銷及尚未行使者)而發行或將予發行的股份於建議授出購股權日期起計之十二個月止期間內：(a)合共超過當時已發行股份百分之零點一(0.1%)；及(b)按股份於建議授出購股權日期的收市價計算，合共價值超過5,000,000港元，則授出該等購股權須根據上市規則規定事先獲股東於股東大會上批准，而所有越秀交通關連人士須放棄投票，惟於根據上市規則須予刊發的文件中表明其意願的任何關連人士，可於股東大會上就有關決議案投反對票。授出購股權建議須於大會上以投票方式表決批准。此外，向其為越秀交通主要股東或獨立非執行董事或彼等各自之聯繫人的參與人士授出購股權的條款的任何變動建議，須事先獲股東於股東大會上以上述相同方式批准。

(q) **附屬計劃的期限**

附屬計劃於採納日期起計十年內有效及生效。於該期間後，將不得進一步授出、接納或行使購股權，僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的附屬計劃條文將持續有效及可按照附屬計劃予以行使。

(r) **條件**

附屬計劃須待下列條件獲達成後，方獲採納：

(i) 於越秀交通股東特別大會通過普通決議案，批准終止越秀交通的現有計劃及採納附屬計劃；

(ii) 越秀投資有限公司股東於其股東特別大會通過普通決議案，批准採納附屬計劃；

(iii) 聯交所上市委員會批准因根據附屬計劃可能授出的購股權獲行使而須予發行的任何新股股份上市及買賣；及

(iv) 百慕達金融管理局授出有關購股權、及／或因行使附屬計劃項下的購股權而須予發行的股份的同意(倘需要)。

(s) **授出購股權的時限**

於以下期間不得向任何參與人士授出購股權：(a)發生影響股價的事項或就影響股價的事項作出決定後，直至該等影響股價的資料於報章公布為止；或(b)於緊接以下期間前一個月(以較早者為準)，直至公布業績之日止：(i)舉行董事會議批准越秀交通任何財務期間的中期或年度業績之日；及(ii)根據上市協議，越秀交通刊發其於任何財務期間的中期或年度業績公布的限期。

(t) **向關連人士授出購股權**

倘建議向一名參與人士授出任何購股權，其為：

(i) 越秀交通董事、行政總裁或主要股東或彼等各自的聯繫人，該項授出須事先獲越秀交通全體獨立非執行董事批准；或

(n) **註銷購股權**

董事會可遵照任何有關註銷的法例規定的方式註銷任何尚未行使的購股權，惟須獲有關承授人同意。

倘越秀交通註銷任何已授出但尚未行使的購股權並向同一名承授人授出新購股權，則僅可以在上文(e)所述獲股東批准但尚未授出購股權的限額內(不包括已註銷購股權)根據附屬計劃授出新購股權。

(o) **修訂附屬計劃**

倘性質屬並非重大的修訂，附屬計劃條款的各方面可透過董事會決議案予以修訂，惟不得就導致有利參與人士而修訂有關上市規則第17.03條所載事宜的附屬計劃條文，除非事先於股東大會獲通過股東決議案批准。

對附屬計劃的條款及條件作出任何重大修訂或對已授出的購股權的條款作出任何變動須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准，惟根據附屬計劃的現有條款自動生效的變動除外。

經修訂的附屬計劃條款或購股權仍須遵從上市規則第17章有關規定。

董事會修訂附屬計劃任何條款的權力如有任何變動，必須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准。

(p) **終止附屬計劃**

越秀交通可於股東大會上通過決議案隨時終止附屬計劃的運作。終止附屬計劃後，將不會進一步據此授出購股權，而僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的附屬計劃條文將持續有效及可按照新計劃予以行使。

(v) 承授人因任何原因接獲通知，終止其於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日，不包括上文(h)段所載的情況，但包括附屬計劃所指的任何其中一項理由，包括行為失當、破產、無力償債、與其債權人作出任何安排或債務重組協議及被裁定涉及其公正或誠信之任何刑事罪行或任何其他致使僱主或當事人可根據普通法或適用法例或與控股公司、越秀企業、越秀交通或有關附屬公司訂立之服務合約、委任書、或出任代理人、出任顧問或出任代表的協議或安排有權終止受聘、職務、出任代理人、出任顧問或出任代表的任何其他原因(由董事會釐定)；

(vi) 承授人因任何原因(上文(h)段所述的情況除外)接獲通知終止其於控股公司、越秀企業、越秀交通或有關附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日；

(vii) 承授人因任何原因(上文(h)段所載的情況除外)而終止作為控股公司、越秀企業、越秀交通或任何附屬公司的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表之日，倘承授人因上文(f)段所述限制的原因而尚未有權行使購股權，則不論是否支付代通知金(倘適用)，終止日期將為其於控股公司、越秀企業、越秀交通或有關附屬公司(視情況而定)的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期；或

(viii) 董事會因承授人違反上文(g)段概述的規則而行使越秀交通權利註銷購股權之日。

(m) **股份的地位**

因行使購股權而配發的股份將受越秀交通的公司細則所有條文所規限，並將與於配發日期(或倘越秀交通於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)已發行的繳足股份享有同等權益。據此，持有人將有權獲派於配發日期(或倘越秀交通於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)當日或之後派付或作出的所有股息或其他分派，惟所宣派或建議或議決派付或作出的任何股息或其他分派的記錄日期定於配發日期或(倘為較後時間)於越秀交通股東名冊登記配發的日期之前者除外。

權(以尚未行使者為限)，而不受上文(f)段所述行使購股權的限額限制，越秀交通則將盡快及於任何情況下不遲於上述記錄日期，向承授人以入賬列為繳足的方式配發有關股份。就身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人而言，此段僅於有關時間，該等僱員已持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。

(k) **股本變動的影響**

在上文(e)段所述附屬計劃可認購的股份數目限額規限下，倘發生任何資本化發行、供股、合併、股份拆細或削減越秀交通股本(發行股份作為交易的代價除外)，倘購股權仍尚未行使，購股權行使價及／或就附屬計劃與尚未行使購股權可認購的股份數目將作出相應調整(如有)，惟承授人於該調整後根據購股權可認購越秀交通已發行股本的比例，須與承授人於緊接該調整前根據購股權可認購者相同，且該等調整不得致使股份以低於其面值發行。就上述條文規定的任何調整而言，除就資本化發行所作的任何調整外，一家獨立財務顧問或越秀交通的核數師亦須向董事會書面確認該等調整乃符合上述條文。

(l) **購股權失效**

購股權(以尚未行使者為限)將於下列最早發生的日期自動失效：

(i) 購股權期限屆滿時；

(ii) (h)或(i)段所述的任何其他期間屆滿時；

(iii) 根據(j)段，(j)段所述記錄日期前第五個營業日的營業時間結束時或越秀交通開始清盤之日(以較早者為準)；

(iv) 除(i)段所規定者或法院就有關計劃作出規定外，待百慕達最高法院根據公司法批准越秀交通與股東債權人就有關越秀交通重組計劃或其與任何其他公司合併達成的妥協或安排之時；

(h) **身故、患病、受傷、身體殘障、精神紊亂、裁員或退休的權利**

倘承授人因身故、患病、身體殘障、受傷、精神紊亂、裁員或退休而終止為控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表,而並無發生若干可能構成附屬計劃所指定終止受聘、職務、出任代理人、出任顧問或出任代表原因(並於下文(l)段(v)分段概述)的事件,承授人或其法定遺產代理人有權於購股權期限開始後至購股權期限屆滿日期或終止日期起計六個月期間最後一日前(或董事會可能釐定的較長期間)(以較早發生者為準),悉數或按照行使該購股權通知指定的數額行使購股權(以尚未行使者為限,最多達其應享的數額)。不論是否支付代通知金(倘適用),終止日期應為承授人於控股公司、越秀企業、越秀交通或有關附屬公司的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期。

(i) **收購的權利**

倘就收購股份(不論以收購建議、合併、透過越秀交通與股東訂立安排計劃進行的私有化建議或其他同類方式)向全體股東提出全面收購建議(根據香港公司收購及合併守則第26.1(c)或26.1(d)段或任何等同的繼任人條文規定作出的全面收購建議除外),而該收購建議已按照適用法例及監管規定獲批准及成為或宣布成為無條件,則只要購股權期限已開始,購股權的承授人(或其法定遺產代理人)將有權於購股權期限屆滿日期,或收購建議成為或宣布成為無條件日期起計14日期間最後一日(以較早發生者為準)前,隨時行使獲授的所有購股權(以尚未行使者為限),而不受上文(f)段所述行使購股權的限額限制,其後購股權將失效。就身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人而言,此段僅於有關時間,該等僱員已持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。

(j) **清盤的權利**

倘越秀交通向股東發出通告召開股東大會,以考慮越秀交通自動清盤的決議案,越秀交通則須於向各股東寄發該通告後,就舉行股東大會考慮越秀交通自動清盤的決議案,向所有承授人發出通告,而當向所有承授人發出有關通告後,只要購股權期限已開始,各承授人(或其法定遺產代理人)將有權於不遲於就確定出席越秀交通建議舉行的股東大會並於會上投票的權利的記錄日期前5個營業日,隨時向越秀交通發出書面通知,並支付連同通知涉及股份總認購價的全數款額,行使其獲授的所有或任何購股

身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人，於有權行使其獲授的購股權前，必須已持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工至少一年，而就附屬計劃及向控股公司、越秀企業、越秀交通或任何附屬公司的僱員授出購股權而言，該等購股權的購股權期限須由授出日期開始。

於購股權期限內，除若干例外情況(如下文(i)及(j)段所述者)外，並非控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)僱員的承授人行使購股權將受到限制，該名承授人僅可於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止，而承授人有權行使最多達有關授出項下所授出的所有購股權。倘有關授出項下的購股權期限為一年或以下，上述限制將不適用，而倘有關授出項下的購股權期限為一年以上但兩年或以下，則僅就購股權期限首年的30%限制將適用，而就購股權期限第二年的60%限制則不適用。

就身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人而言，上一段所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名承授人持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生者為準)起開始，而當限制終止時該日期應據此作出相應修訂。

行使購股權的權利並無受制於或以實現任何表現目標為條件。

(g) **權利屬承授人個人所有**

購股權屬承授人個人所有，不得轉讓，承授人亦不得出售、轉讓、出讓、抵押、按揭、留置或就有關任何購股權以任何第三者為受益人增設任何權益，或指稱作出上述任何事宜。惟承授人可於行使任何購股權時以代理人名義登記所發行的股份(純粹由代理人為其信託持有)，惟須應董事會要求，提供令董事會信納，作為承授人與代理人之間訂立信託安排的憑證，倘未能出示有關憑證，董事會可拒絕於行使任何購股權時以代理人名義登記股份。倘違反任何上述事宜，越秀交通有權註銷該承授人的任何尚未行使購股權或其任何部分。

此外，在上述30%限額規限下，因行使根據附屬計劃及控股公司、越秀交通及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過批准附屬計劃日期已發行股份數目的10%(「10%限額」)。根據附屬計劃及控股公司、越秀交通及／或附屬公司的任何其他購股權計劃的條款而失效的購股權，不應計入該10%限額內。越秀交通可隨時根據上市規則的條文，要求股東於股東大會上批准重續該10%限額，惟因行使根據附屬計劃及控股公司、越秀交通及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過於批准有關重續的授權日期已發行股份數目的10%(「經重續限額」)。以往根據附屬計劃及控股公司、越秀交通及／或其附屬公司之任何其他購股權計劃向參與人士授出的購股權(惟須待其接納，始可作實，及包括已行使、未行使、已註銷或根據附屬計劃及該等其他計劃已告失效者)不應包括在計算經重續限額之內。

越秀交通亦可在股東大會上要求股東及根據上市規則的有關程序規定(如上市規則有所規定)要求控股公司的股東在其股東大會上另行批准授出超過10%限額或(視情況而定)經重續限額的購股權。因此，倘越秀交通已根據上市規則的有關程序規定，在股東大會上取得股東事先批准，則董事會可根據上述股東批准所訂明的股份數目及條款，向該等參與人士授出購股權。

倘建議向一名參與人士授予任何購股權，而倘該等購股權獲接納及全面行使，將導致該參與人士有權認購的股份數目，在與緊接建議授出該等購股權日期前十二個月期間內，因行使該等建議授出的購股權及行使附屬計劃及控股公司、越秀交通及／或其附屬公司的任何其他購股權計劃已經授出的所有購股權(包括已行使、已註銷及未獲行使者)而已經及可予發行的股份總數一併計算時，超過於建議授出該等購股權日期已發行股份數目的1%，則授出該等購股權必須根據上市規則規定，首先在股東大會上取得股東批准，而該參與人士及其聯繫人須在該股東大會上就有關決議案放棄投票。

(f)　**行使購股權的時間**

在下文所述規限下，購股權可根據附屬計劃的條款，於董事會向各承授人授予購股權時所知會的期間內隨時行使，惟該期間不得超過授出日期起計十年。

以下為即將在股東特別大會上提呈以作批准及採納的附屬計劃主要條款概要：

(a) **目的**

附屬計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。

(b) **參與人士的資格**

董事會可按下文(d)段計算的價格向任何參與人士授出購股權，而該名參與人士必須為董事會根據其表現及／或服務年期全權酌情認為曾對本集團業務作出寶貴貢獻或根據其工作經驗、對行業的認識及其他有關因素被視為對本集團而言屬寶貴的人力資源。

附屬計劃進一步規定，只可向上述參與人士，及在越秀交通將毋須根據適用證券法律及規例刊發招股章程或其他售股文件，而且將不會導致越秀交通或董事違反任何適用證券法律及規例或任何存檔或其他規定的情況下授出購股權。

(c) **接納購股權時須付款項**

購股權的承授人在接納要約時須向越秀交通支付現金10.00港元。

(d) **認購價**

根據附屬計劃將予授出的購股權的股份認購價乃由董事會釐定，並須於授出日期通知各參與人士(惟受該名參與人士接納所規限)，而且該認購價不得低於下列三者中的最高金額：(a)授出日期(必須為營業日)股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。

(e) **附屬計劃可認購股份的數目上限**

因附屬計劃及控股公司、越秀交通及／或其附屬公司的任何其他計劃已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。倘授出任何購股權將導致超過該30%限額，則不得授出任何購股權。

「購股權期限」	指	董事會於授出購股權時通知承授人的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計十(10)年，並受本附錄(h)、(i)、(j)及(l)段概述附屬計劃的若干條文所規限
「參與人士」	指	任何符合本附錄(b)段所概述甄選標準的控股公司、越秀企業、越秀交通或任何附屬公司的僱員、高級職員、代理人、顧問或代表，包括控股公司、越秀企業、越秀交通或任何附屬公司的任何執行或非執行董事
「計劃期限」	指	由採納日期起計為期十年
「股東」	指	越秀交通的股東
「股份」	指	越秀交通股本中每股面值0.10港元(或因不時進行股份拆細或合併股份而產生的其他面值)的普通股
「附屬公司」	指	不論是於香港、百慕達或其他地方註冊成立，為控股公司、越秀企業或越秀交通(視情況而定)當時及不時的附屬公司(具有公司條例第2條或公司法第86條賦予的涵義)的公司

建議的越秀交通有限公司新購股權計劃

在本附錄，下列詞彙具與上文不同的涵義：

「採納日期」	指	二〇〇二年六月二十五日（即附屬計劃獲越秀交通股東於股東特別大會上以決議案有條件地採納之日）
「董事會」	指	董事會
「公司法」	指	百慕達一九八一年公司法（以不時經修訂者為準）
「公司條例」	指	香港法例第32章公司條例（以不時經修訂者為準）
「董事」	指	越秀交通的董事
「授出日期」	指	授出購股權予一名參與人士（及受該名參與人士接納所規限）之日，該日必須為營業日
「承授人」	指	根據附屬計劃的條款，接納授出的任何購股權的任何參與人士或（如文義所容許）因原有承授人身故而有權根據附屬計劃行使任何該購股權的人士
「本集團」	指	越秀交通及其附屬公司
「控股公司」	指	不論是於香港、百慕達或其他地方註冊成立，為越秀交通當時及不時的控股公司（具有公司條例第2條或公司法第86條賦予的涵義）的公司，而於採納日期，控股公司為越秀投資有限公司（一家根據香港法例註冊成立的有限公司，其股份於聯交所主板上市）
「購股權」	指	授予附屬計劃一名參與人士（及受該名參與人士接納所規限）認購股份的購股權

(r) **條件**

新計劃須待下列條件獲達成後，方獲採納：

(i) 於股東特別大會通過普通決議案，批准終止現有計劃及採納新計劃；及

(ii) 聯交所上市委員會批准因根據新計劃可能授出的購股權獲行使而須予發行的任何新股股份上市及買賣。

(s) **授出購股權的時限**

於以下期間不得向任何參與人士授出購股權：(a)發生影響股價的事項或就影響股價的事項作出決定後，直至該等影響股價的資料於報章公布為止；或(b)於緊接以下期間前一個月(以較早者為準)，直至公布業績之日止：(i)舉行董事會議批准本公司任何財務期間的中期或年度業績之日；及(ii)根據上市協議，本公司刊發其於任何財務期間的中期或年度業績公布的限期。

(t) **向關連人士授出購股權**

倘建議向一名參與人士授出任何購股權，其為本公司董事、行政總裁或主要股東或彼等各自的聯繫人，該項授出須事先獲本公司全體獨立非執行董事批准，惟不包括身為該等購股權的建議承授人的任何獨立非執行董事。

倘向本公司主要股東或獨立非執行董事或彼等各自的聯繫人授出購股權，將導致因行使該等建議授出的購股權及根據新計劃及本公司及／或其附屬公司的任何其他購股權計劃向該等人士授出或將予授出的所有購股權(包括已行使、已註銷及尚未行使者)而發行或將予發行的股份於建議授出購股權日期起計之十二個月止期間內：(a)合共超過當時已發行股份百分之零點一(0.1%)；及(b)按股份於建議授出購股權日期的收市價計算，合共價值超過5,000,000港元，則授出該等購股權須根據上市規則規定事先獲股東於股東大會上批准，而所有本公司關連人士須放棄投票，惟於根據上市規則須予刊發的文件中表明其意願的任何關連人士，可於股東大會上就有關決議案投反對票。授出購股權建議須於大會上以投票方式表決批准。此外，向其為本公司主要股東或獨立非執行董事或彼等各自之聯繫人的參與人士授出購股權的條款的任何變動建議，須事先獲股東於股東大會上以上述相同方式批准。

(n) **註銷購股權**

董事會可遵照任何有關註銷的法例規定的方式註銷任何尚未行使的購股權，惟須獲有關承授人同意。

倘本公司註銷任何已授出但尚未行使的購股權並向同一名承授人授出新購股權，則僅可以在上文(e)所述獲股東批准但尚未授出購股權的限額內(不包括已註銷購股權)根據新計劃授出新購股權。

(o) **修訂新計劃**

倘性質屬並非重大的修訂，新計劃條款的各方面可透過董事會決議案予以修訂，惟不得就導致有利參與與人士而修訂有關上市規則第17.03 條所載事宜的新計劃條文，除非事先於股東大會獲通過股東決議案批准。

對新計劃的條款及條件作出任何重大修訂或對已授出的購股權的條款作出任何變動須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准，惟根據新計劃的現有條款自動生效的變動除外。

經修訂的新計劃條款或購股權仍須遵從上市規則第17 章有關規定。

董事會修訂新計劃任何條款的權力如有任何變動，必須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准。

(p) **終止新計劃**

本公司可於股東大會上通過決議案隨時終止新計劃的運作。終止新計劃後，將不會進一步據此授出購股權，而僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的新計劃條文將持續有效及可按照新計劃予以行使。

(q) **新計劃的期限**

新計劃於採納日期起計十年內有效及生效。於該期間後，將不得進一步授出、接納或行使購股權，僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的新計劃條文將持續有效及可按照新計劃予以行使。

(v) 承授人因任何原因接獲通知，終止其於越秀企業、本公司或任何附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日，不包括上文(h)段所載的情況，但包括新計劃所指的任何其中一項理由，包括行為失當、破產、無力償債、與其債權人作出任何安排或債務重組協議及被裁定涉及其公正或誠信之任何刑事罪行或任何其他致使僱主或當事人可根據普通法或適用法例或與越秀企業、本公司或有關附屬公司訂立之服務合約、委任書、或出任代理人、出任顧問或出任代表的協議或安排有權終止受聘、職務、出任代理人、出任顧問或出任代表的任何其他原因(由董事會釐定)；

(vi) 承授人因任何原因(上文(h)段所述的情況除外)接獲通知終止其於越秀企業、本公司或有關附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日；

(vii) 承授人因任何原因(上文(h)段所載的情況除外)而終止作為越秀企業、本公司或任何附屬公司的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表之日，倘承授人因上文(f)段所述限制的原因而尚未有權行使購股權，則不論是否支付代通知金(倘適用)，終止日期將為其於越秀企業、本公司或有關附屬公司(視情況而定)的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期；或

(viii) 董事會因承授人違反上文(g)段概述的規則而行使本公司權利註銷購股權之日。

(m) **股份的地位**

因行使購股權而配發的股份將受本公司的章程所有條文所規限，並將與於配發日期(或倘本公司於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)已發行的繳足股份享有同等權益。據此，持有人將有權獲派於配發日期(或倘本公司於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)當日或之後派付或作出的所有股息或其他分派，惟所宣派或建議或議決派付或作出的任何股息或其他分派的記錄日期定於配發日期或(倘為較後時間)於本公司股東名冊登記配發的日期之前者除外。

下不遲於上述記錄日期，向承授人以入賬列為繳足的方式配發有關股份。就身為越秀企業、本公司或任何附屬公司僱員的承授人而言，此段僅於有關時間，該等僱員已持續受僱於越秀企業、本公司或任何附屬公司（視情況而定）作為全職員工至少一年的情況下適用。

(k) **股本變動的影響**

在上文(e)段所述新計劃可認購的股份數目限額規限下，倘發生任何資本化發行、供股、合併、股份拆細或削減本公司股本（發行股份作為交易的代價除外），倘購股權仍尚未行使，購股權行使價及／或就新計劃與尚未行使購股權可認購的股份數目將作出相應調整（如有），惟承授人於該調整後根據購股權可認購本公司已發行股本的比例，須與承授人於緊接該調整前根據購股權可認購者相同，且該等調整不得致使股份以低於其面值發行。就上述條文規定的任何調整而言，除就資本化發行所作的任何調整外，一家獨立財務顧問或本公司的核數師亦須向董事會書面確認該等調整乃符合上述條文。

(l) **購股權失效**

購股權（以尚未行使者為限）將於下列最早發生的日期自動失效：

(i) 購股權期限屆滿時；

(ii) (h)或(i)段所述的任何其他期間屆滿時；

(iii) 根據(j)段，(j)段所述記錄日期前第五個營業日的營業時間結束時或本公司開始清盤之日（以較早者為準）；

(iv) 除(i)段所規定者或法院就有關計劃作出規定外，待香港高等法院根據公司條例批准本公司與股東債權人就有關本公司重組計劃或其與任何其他公司合併達成的妥協或安排之時；

(h) **身故、患病、受傷、身體殘障、精神紊亂、裁員或退休的權利**

倘承授人因身故、患病、身體殘障、受傷、精神紊亂、裁員或退休而終止為越秀企業、本公司或任何附屬公司(視情況而定)的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表,而並無發生若干可能構成新計劃所指定終止受聘、職務、出任代理人、出任顧問或出任代表原因(並於下文(l)段(v)分段概述)的事件,承授人或其法定遺產代理人有權於購股權期限開始後至購股權期限屆滿日期或終止日期起計六個月期間最後一日前(或董事會可能釐定的較長期間)(以較早發生者為準),悉數或按照行使該購股權通知指定的數額行使購股權(以尚未行使者為限,最多達其應享的數額)。不論是否支付代通知金(倘適用),終止日期應為承授人於越秀企業、本公司或有關附屬公司的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期。

(i) **收購的權利**

倘就收購股份(不論以收購建議、合併、透過本公司與股東訂立安排計劃進行的私有化建議或其他同類方式)向全體股東提出全面收購建議(根據香港公司收購及合併守則第26.1(c)或26.1(d)段或任何等同的繼任人條文規定作出的全面收購建議除外),而該收購建議已按照適用法例及監管規定獲批准及成為或宣布成為無條件,則只要購股權期限已開始,購股權的承授人(或其法定遺產代理人)將有權於購股權期限屆滿日期,或收購建議成為或宣布成為無條件日期起計14日期間最後一日(以較早發生者為準)前,隨時行使獲授的所有購股權(以尚未行使者為限),而不受上文(f)段所述行使購股權的限額限制,其後購股權將失效。就身為越秀企業、本公司或任何附屬公司僱員的承授人而言,此段僅於有關時間,該等僱員已持續受僱於越秀企業、本公司或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。

(j) **清盤的權利**

倘本公司向股東發出通告召開股東大會,以考慮本公司自動清盤的決議案,本公司則須於向各股東寄發該通告後,就舉行股東大會考慮本公司自動清盤的決議案,向所有承授人發出通告,而當向所有承授人發出有關通告後,只要購股權期限已開始,各承授人(或其法定遺產代理人)將有權於不遲於就確定出席本公司建議舉行的股東大會並於會上投票的權利的記錄日期前5個營業日,隨時向本公司發出書面通知,並支付連同通知涉及股份總認購價的全數款額,行使其獲授的所有或任何購股權(以尚未行使者為限),而不受上文(f)段所述行使購股權的限額限制,本公司則將盡快及於任何情況

身為越秀企業、本公司或任何附屬公司僱員的承授人，於有權行使其獲授的購股權前，必須已持續受僱於越秀企業、本公司或任何附屬公司（視情況而定）作為全職員工至少一年，而就新計劃及向越秀企業、本公司或任何附屬公司的僱員授出購股權而言，該等購股權的購股權期限須由授出日期開始。

於購股權期限內，除若干例外情況（如下文(i)及(j)段所述者）外，並非越秀企業、本公司或任何附屬公司（視情況而定）僱員的承授人行使購股權將受到限制，該名承授人僅可於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%（包括根據(i)項行使的任何購股權）。於購股權期限開始日期第二週年後，該等限制將終止，而承授人有權行使最多達有關授出項下所授出的所有購股權。倘有關授出項下的購股權期限為一年或以下，上述限制將不適用，而倘有關授出項下的購股權期限為一年以上但兩年或以下，則僅就購股權期限首年的30%限制將適用，而就購股權期限第二年的60%限制則不適用。

就身為越秀企業、本公司或任何附屬公司僱員的承授人而言，上一段所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名承授人持續受僱於越秀企業、本公司或任何附屬公司（視情況而定）作為全職員工一年的完成日期；及(b)購股權期限的開始日期（以較後發生者為準）起開始，而當限制終止時該日期應據此作出相應修訂。

行使購股權的權利並無受制於或以實現任何表現目標為條件。

(g)　**權利屬承授人個人所有**

購股權屬承授人個人所有，不得轉讓，承授人亦不得出售、轉讓、出讓、抵押、按揭、留置或就有關任何購股權以任何第三者為受益人增設任何權益，或指稱作出上述任何事宜。惟承授人可於行使任何購股權時以代理人名義登記所發行的股份（純粹由代理人為其信託持有），惟須應董事會要求，提供令董事會信納，作為承授人與代理人之間訂立信託安排的憑證，倘未能出示有關憑證，董事會可拒絕於行使任何購股權時以代理人名義登記股份。倘違反任何上述事宜，本公司有權註銷該承授人的任何尚未行使購股權或其任何部分。

此外，在上述30%限額規限下，因行使根據新計劃及本公司及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過批准新計劃日期已發行股份數目的10%(「10%限額」)。根據新計劃及本公司及／或附屬公司的任何其他購股權計劃的條款而失效的購股權，不應計入該10%限額內。本公司可隨時根據上市規則的條文，要求其股東於股東大會上批准重續該10%限額，惟因行使根據新計劃及本公司及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過於批准有關重續的授權日期已發行股份數目的10%(「經重續限額」)。以往根據新計劃及本公司及／或其附屬公司之任何其他購股權計劃向參與人士授出的購股權(惟須待其接納，始可作實，及包括已行使、未行使、已註銷或根據新計劃及該等其他計劃已告失效者)不應包括在計算經重續限額之內。

本公司亦可根據上規則的條文，在股東大會上要求股東及根據上市規則的有關程序規定(如上市規則有所規定)要求控股公司的股東在其股東大會上另行批准授出超過10%限額或(視情況而定)經重續限額的購股權。因此，倘本公司已根據上市規則的有關程序規定，在股東大會上取得股東事先批准，則董事會可根據上述股東批准所訂明的股份數目及條款，向該等參與人士授出購股權。

倘建議向一名參與人士授予任何購股權，而倘該等購股權獲接納及全面行使，將導致該參與人士有權認購的股份數目，在與緊接建議授出該等購股權日期前十二個月期間內，因行使該等建議授出的購股權及行使新計劃及本公司及／或其附屬公司的任何其他購股權計劃已經授出的所有購股權(包括已行使、已註銷及未獲行使者)而已經及可予發行的股份總數一併計算時，超過於建議授出該等購股權日期已發行股份數目的1%，則授出該等購股權必須根據上市規則規定，首先在股東大會上取得股東批准，而該參與人士及其聯繫人須在該股東大會上就有關決議案放棄投票。

(f)　**行使購股權的時間**

在下文所述規限下，購股權可根據新計劃的條款，於董事會向各承授人授予購股權時所知會的期間內隨時行使，惟該期間不得超過授出日期起計十年。

越秀投資有限公司的新購股權計劃

以下為即將在股東特別大會上提呈以作批准及採納的新計劃主要條款概要：

(a) **目的**

新計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。

(b) **參與人士的資格**

董事會可按下文(d)段計算的價格向任何參與人士授出購股權，而該名參與人士必須為董事會根據其表現及／或服務年期全權酌情認為曾對本集團業務作出寶貴貢獻或根據其工作經驗、對行業的認識及其他有關因素被視為對本集團而言屬寶貴的人力資源。

新計劃進一步規定，只可向上述參與人士，及在本公司將毋須根據適用證券法律及規例刊發招股章程或其他售股文件，而且將不會導致本公司或董事違反任何適用證券法律及規例或任何存檔或其他規定的情況下授出購股權。

(c) **接納購股權時須付款項**

購股權的承授人在接納要約時須向本公司支付現金10.00港元。

(d) **認購價**

根據新計劃將予授出的購股權的股份認購價乃由董事會釐定，並須於授出日期通知各參與人士(惟受該名參與人士接納所規限)，而且該認購價不得低於下列三者中的最高金額：(a)授出日期(必須為營業日)股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。

(e) **新計劃可認購股份的數目上限**

因新計劃及本公司及／或其附屬公司的任何其他計劃已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。倘授出任何購股權將導致超過該30%限額，則不得授出任何購股權。

建議的附屬公司新購股權計劃

為確認附屬計劃參與人士的重大貢獻，及嘗試創造進一步推動該等參與人士對本集團作出貢獻，以及讓本集團能聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源，越秀交通計劃設立附屬計劃，據此，作為本公司、越秀企業、越秀交通或任何附屬公司的僱員、高級職員、代理人、顧問或代表的任何人士(包括本公司、越秀企業、越秀交通或任何附屬公司的任何執行或非執行董事)可不時獲授購股權，以認購越秀交通股本中的股份。董事計劃尋求股東於股東特別大會上批准越秀交通採納附屬計劃。建議的附屬計劃的主要條款概要載於本通函附錄二。

責任聲明

本文件收錄遵照上市規則提供有關本公司資料的詳情。各董事願就本文件所載資料的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他事實，致使本文件的任何陳述有所誤導。

推薦意見

董事認為，終止現有計劃及採納新計劃及批准越秀交通採納附屬計劃乃符合本集團及股東整體的最佳利益。因此，董事推薦股東投票贊成即將在股東特別大會上提呈的普通決議案。

此致

列位股東　台照

代表董事會
董事長
劉錦湘
謹啟

二〇〇二年六月五日

可酌情指定行使購股權前須持有該購股權的最短期限及最低認購價(概述於本通函附錄一(d)段)的規定，以至新計劃規則規定的甄選標準(概述於本通函附錄一(b)段)，均有助保障股份的價值，以及實現新計劃的目的。本公司不會就新計劃委任任何信託人。

購股權的估值

由於多項計算購股權價值所需的主要變數尚未落實，故董事會認為，列出根據新計劃可能授出的所有購股權價值(猶如該等購股權於最後實際可行日期已授出)實屬不恰當。該等變數包括行使價、行使期、賦予期(如有)及其他有關因素。董事會相信，可能已於最後實際可行日期授出的任何購股權價值需按多項推測的假設計算，故此，該等計算不僅無意義及無代表性，且更可能誤導股東。

上市規則

本公司已向聯交所上市委員會提出申請批准因根據新計劃可能授出的購股權所賦予的認購權獲行使而將予發行的新股股份上市及買賣。

根據上市規則的規定，本公司須於股東特別大會舉行日期後的營業日就有關採納新計劃的決議案結果刊登報章公佈。

本公司將須就新計劃及本公司或其任何附屬公司的任何其他購股權計劃，遵守不時生效的有關上市規則。

由刊發本通函日期起至股東特別大會舉行日期(包括該日在內)止期間之一般辦公時間內，新計劃規則及附屬計劃規則的副本均將在本公司的註冊辦事處供查閱，地址為香港灣仔駱克道160-174號越秀大廈24樓。新計劃規則及附屬計劃規則的副本亦均將於股東特別大會上供查閱。

股東特別大會的詳情

股東特別大會的通告載於本通函第二十七及第二十八頁，及隨附供股東特別大會使用的代表委任表格。倘　閣下未克出席股東特別大會，　閣下須盡快填妥代表委任表格及交回本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何最遲須於股東特別大會或其任何續會舉行時間四十八(48)小時前交回。

本通函旨在為　閣下提供上述計劃的進一步資料，及召開將於二〇〇二年六月二十六日舉行的股東特別大會，以考慮及酌情批准終止現有計劃及採納新計劃及附屬計劃。

本公司的購股權計劃

新計劃

現有計劃並非全面遵守經修訂上市規則第17章，因此，為遵守經修訂上市規則第17章，董事會建議終止現有計劃及採納新計劃。新計劃的主要條款概述於本通函附錄一。於終止現有計劃後，本公司將不會就此進一步授出購股權，惟於終止現有計劃前授出的所有未行使購股權將繼續生效，並可根據現有計劃予以行使，而僅有使尚未行使購股權生效所需的該等現有計劃條文將就此目的繼續有效。

現有計劃

於最後實際可行日期，本公司已根據現有計劃授出331,244,000股股份的購股權，當中的121,248,000已告失效，67,092,000已獲行使，而餘下的142,904,000則尚未獲行使。自上市規則第17章的修訂生效以來，並無根據現有計劃授出購股權。除現有計劃外，本公司並無採納任何其他購股權計劃。

採納新計劃的原因

新計劃旨在獎勵參與人士對本集團作出的貢獻，以及讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。為確保能達到這個目的，新計劃的規則規定董事會僅可將購股權授予對本集團業務有寶貴貢獻的參與人士。

按於最後實際可行日期已發行4,010,363,667股股份計算，並假設本公司於舉行股東特別大會之日或之前不會進一步發行或購回任何股份，本公司可根據新計劃初步授出401,036,366股股份的購股權(即佔本公司於股東特別大會舉行日期已發行股份的10%)。

雖然新計劃的規則規定其不受任何表現目標所規限，且並無規定行使購股權前須持有該購股權的任何指定最短期限(惟本通函附錄一(f)段所載者則除外)，董事會相信，董事會

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立的有限公司)

執行董事：
劉錦湘(董事長)
謝樹文
陳光松
李　飛
梁凝光
肖博彥
蔡漢祥
羅國慶
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳

獨立非執行董事：
余立發
李家麟

註冊辦事處：
香港灣仔
駱克道160-174號
越秀大廈
24樓

敬啟者：

終止現有購股權計劃、
採納本公司的
新購股權計劃及
建議的越秀交通有限公司
新購股權計劃

緒言

董事會計劃尋求股東批准終止現有計劃及採納新計劃。董事會亦計劃尋求股東批准採納建議的附屬計劃。

「參與人士」	指	任何符合本通函附錄一(b)段所概述甄選標準的越秀企業、本公司或任何附屬公司的僱員、高級職員、代理人、顧問或代表，包括越秀企業、本公司及任何附屬公司的任何執行或非執行董事
「計劃期限」	指	由採納日期起計為期十年
「股東」	指	本公司的股東
「股份」	指	本公司股本中每股面值0.10港元(或因不時進行股份拆細或合併股份而產生的其他面值)的普通股
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	不論是於香港或其他地方註冊成立，為越秀企業、本公司或越秀交通(視情況而定)當時及不時的附屬公司(具有公司條例第2條賦予的涵義)的公司
「附屬計劃」	指	越秀交通的新購股權計劃，其主要條款概述於本通函附錄二
「主要股東」	指	具有上市規則賦予的涵義
「越秀企業」	指	越秀企業(集團)有限公司，根據香港法例註冊成立的公司，為本公司的主要股東

「授出日期」	指	授出購股權予一名參與人士(及受該名參與人士接納所規限)之日，該日必須為營業日
「承授人」	指	根據新計劃的條款，接納授出的任何購股權的任何參與人士或(如文義所容許)因原有承授人身故而有權根據新計劃行使任何該購股權的人士
「本集團」	指	本公司及其附屬公司
「越秀交通」	指	越秀交通有限公司，一家於百慕達註冊成立的獲豁免有限公司，其股份於聯交所上市，為本公司的附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值
「最後實際可行日期」	指	二○○二年六月四日，即本文件付印前就確定其所載若干資料的最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則(以不時經修訂者為準)
「新計劃」	指	將於股東特別大會上建議採納的購股權計劃，其主要條款概述於本通函附錄一
「購股權」	指	授予新計劃一名參與人士(及受該名參與人士接納所規限)認購股份的購股權
「購股權期限」	指	董事會於授出購股權時通知承授人的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計十(10)年，並受本通函附錄一(h)、(i)、(j)及(l)段概述新計劃的若干條文所規限

在本文件中，除文義另有所指外，下列詞彙具以下涵義：

「採納日期」	指	二○○二年六月二十六日(即新計劃獲股東於股東特別大會上以決議案有條件地採納之日)
「股東週年大會」	指	本公司謹訂於二○○二年六月二十六日星期三上午九時三十分假座香港北角渣華道67-75號粵華酒店1樓舉行的股東週年大會
「章程」	指	本公司的公司組織章程
「聯繫人」	指	具有上市規則賦予的涵義
「董事會」	指	董事會
「營業日」	指	聯交所營業辦公進行證券買賣的日子
「公司條例」	指	香港法例第32章公司條例(以不時經修訂者為準)
「本公司」	指	越秀投資有限公司，一家於香港註冊成立的有限公司，其股份於聯交所及新加坡證券交易所(Singapore Exchange Securities Trading Limited)上市
「關連人士」	指	具有上市規則賦予的涵義
「董事」	指	本公司的董事
「現有計劃」	指	本公司(1)於一九九二年十一月二十一日採納並將於二○○二年十一月二十一日前一個營業日到期；及(2)於一九九八年六月二十三日採納並將於二○○八年六月二十三日前一個營業日到期的兩項現有購股權計劃
「股東特別大會」	指	本公司謹訂於二○○二年六月二十六日上午九時四十五分假座香港北角渣華道67-75號粵華酒店1樓(或緊隨本公司於同日，在同一地點召開的股東週年大會結束或休會後)舉行的股東特別大會，其通告載於本通函第二十七及第二十八頁，以考慮及酌情批准有關終止現有計劃、採納新計劃及附屬計劃的決議案

目　錄

頁次

閣下如對本通函任何部分內容或應辦的手續**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的越秀投資有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附的代表委任表格送交買主或承讓人，或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

終止現有購股權計劃、
採納本公司的新購股權計劃及
建議的越秀交通有限公司新購股權計劃

越秀投資有限公司董事會的函件載於本通函第四至第七頁。

越秀投資有限公司謹訂於二〇〇二年六月二十六日上午九時四十五分假座香港北角渣華道67-75號粵華酒店1樓(或緊隨本公司於同日，在同一地點召開的股東週年大會結束或休會後)舉行股東特別大會，大會通告載於本通函第二十七及第二十八頁。無論　閣下能否出席該大會，務請根據隨附代表委任表格上印備的指示，填妥該表格及盡快交回越秀投資有限公司的股份過戶登記處雅柏勤證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，惟無論如何最遲須於該大會或其任何續會指定舉行時間四十八(48)小時前交回。填妥及交回代表委任表格後，　閣下仍可出席有關大會或其任何續會，並於會上投票。

二〇〇二年六月五日